Ranger Energy Services, Inc.

800 Gessner Street, Suite 1000

Houston, Texas 77024

Via EDGAR

April 13, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Ranger Energy Services, Inc.

Draft Registration Statement on Form S-1
Submitted March 10, 2017
CIK No. 0001699039

Ladies and Gentlemen:

Set forth below are the responses of Ranger Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2017, with respect to the Company’s Draft Registration Statement on Form S-1, CIK No. 0001699039, submitted to the Commission on March 10, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”) via EDGAR. For convenience, we will hand deliver three full copies of Submission No. 2, as well as three copies of Submission No. 2 marked to show all changes made since the initial submission of the Registration Statement. We are also concurrently providing certain information responsive to Comment No. 1 and Comment No. 3 in a separate letter addressed to the address set forth above (the “Supplemental Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Submission No. 2 unless otherwise specified. Further, all capitalized terms used without definition herein have the meanings assigned to such terms in Submission No. 2 unless otherwise specified.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:                            Under separate cover of the Supplemental Letter, we are providing the Staff copies of the requested written communications supplementally pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.                                      Please include the name(s) of the lead underwriter(s) in your next amendment. Please note that we will defer our review of any amendment that does not name the lead underwriter(s).

RESPONSE:                            We have revised the Registration Statement to include the names of the lead underwriters on the prospectus cover page and page 136 of Submission No. 2.

Industry and Market Data, page ii

3.                                      Please provide us with copies of any industry analysis or reports that you cite or upon which you rely, including market research reports and data prepared by Coras Oilfield Research, Spears and Associates, Qittitut Consulting and HPDI/Drillinginfo. In addition, where you cite “industry reports” as the source of a statement in your prospectus (as you do on pages 4 and 99), please specify which industry reports you are relying on.

RESPONSE:                            Under separate cover of the Supplemental Letter, we are providing the Staff copies of the requested industry analysis and reports supplementally pursuant to Rule 418(b) under the Securities Act and Rule 12b-4 under the Exchange Act. In addition, we have revised pages ii, 4 and 100 of Submission No. 2 as requested to specify the industry reports we are relying on for purposes of the specified statements.

Prospectus Summary, page 1

Our Company, page 1

4.                                      Please revise your disclosure to clarify the basis for your assertions that you are “one of the largest independent providers of high-specification (‘high-spec’) well service rigs and associated services in the United States,” and “an operator of choice for the U.S. onshore exploration and production (“E&P”) companies.”

RESPONSE:                            We have revised pages 1, 60 and 78 of Submission No. 2 to clarify that the basis for our assertion that we believe we are “an operator of choice for U.S. onshore exploration and production (‘E&P’) companies” is “our rig utilization and feedback from our customers.”

With respect to the assertion that we are “one of the largest independent providers of high-specification (‘high-spec’) well service rigs and associated services in the United States,” we have revised the disclosure on pages 5 and 81 of Submission No. 2 to clarify that the basis for such assertion is the data set forth in the Coras industry reports provided to the Staff under separate cover of the Supplemental Letter. We respectfully advise the Staff that we believe the clarifying disclosure is more appropriately included on pages 5 and 81 of Submission No. 2 than on page 1, since pages 5 and 81 include further disclosure of the size and scope of our high-spec well service rig fleet.

5.                                      We note that the table providing summary information regarding your rig fleet includes rigs that you expect to be delivered during the remainder of 2017 pursuant to the NOV Purchase Agreement. Please disclose here that NOV is not obligated pursuant to the NOV Purchase Agreement to deliver these rigs in 2017, and will not face penalties for delayed delivery, regardless of the length or cause of any delay. We note in this regard your related disclosure on page 24.

RESPONSE:                            We have revised pages 2 and 78 of Submission No. 2 to disclose that NOV is not obligated pursuant to the NOV Purchase Agreement to deliver these rigs in 2017, and will not face penalties for delayed delivery, regardless of the length or cause of any delay.

Industry Trends, page 3

6.                                      You state here that “[d]rilling and completion activity by E&P companies has increased along with increased commodity prices.” Please balance this disclosure to state that your cost of services has also historically risen during periods of increasing hydrocarbon prices, and that such costs may rise faster than increases in your revenue if commodity prices rise. We note your related disclosure in the Management’s Discussion and Analysis section on page 61.

RESPONSE:                            We have revised page 3 of Submission No. 2 to state that our cost of services has also historically risen along with increased commodity prices and may rise faster than increases in our revenues.

7.                                      Please expand your disclosure here and elsewhere, as appropriate, to discuss the material provisions of your five-year take-or-pay contract with EOG Resources, Inc., including any minimum payment provisions thereunder. In addition, please tell us what consideration you have given to filing this agreement as a material contract.

RESPONSE:                            We respectfully advise the Staff that we do not believe that we are required to disclose the material provisions of our five-year take-or-pay contract with EOG Resources, Inc. (the “EOG Contract”), including minimum payment provisions, in the Registration Statement. As indicated by the placement of the discussion of the EOG Contract on page 6 of Submission No. 2 under the heading “Prospectus Summary—Our Competitive Strengths—Deep Relationships with Blue-Chip E&P Customers across Multiple Basins,” our existing disclosure of the EOG Contract is intended only to convey the strength of our customer relationships and reputation within our industry, rather than as an indicator of the materiality of the EOG Contract to our business. Although we view the EOG Contract as an example of the faith placed in us by our E&P customers as a result of our track record of high-quality, safe and reliable service, we submit that the specific terms of the EOG Contract are not material to investors and accordingly need not be disclosed in the Registration Statement.

Further, we respectfully advise the Staff that we do not believe we are required to file the EOG Contract as a material contract pursuant to Item 601(b)(10) of Regulation S-K (“Item 601(b)(10)”). Item 601(b)(10) requires the filing of “[e]very contract not made in the ordinary course of business which is material to the registrant.”  Part (ii) of Item 601(b)(10) further clarifies that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of” certain specified categories, including specifically “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s . . . services.” We respectfully submit that (i) the EOG Contract, pursuant to which we provide well service rigs and associated services to an E&P Customer, is such as ordinarily accompanies the kind of well servicing business that we conduct, and (ii) we are not substantially dependent on the EOG Contract, which includes take-or-pay provisions for only six (the “EOG Rigs”) of our 75 well service rigs, or only 8% of our total current rig fleet and less than 6% of our expected total rig fleet at year end 2017. Finally, even if the EOG Contract were considered to be made outside the ordinary course of business, we respectfully submit that it is not material to us. In addition to the fact that the EOG Contract covers only a small portion of our well service rigs, we believe, based on our rig utilization levels and conversations with our customers, that other customers would utilize the EOG Rigs if the EOG Contract were terminated. Further, the EOG contract provides for fee adjustments to ensure pricing is in line with average market rates for well service rigs. Accordingly, we do not believe that the termination of the EOG Contract would have a material impact on our financial position or results of operations.

Our Corporate Structure, page 6

8.                                      Please expand to disclose here that you will be dependent on the ability of Ranger LLC to make distributions to you in an amount sufficient to cover your obligations under the Tax Receivable Agreement. Also disclose here that you expect to make payments under the Tax Receivable Agreement for more than 20 to 25 years.

RESPONSE:                            We have revised pages 10,11 and 111 of Submission No. 2 to disclose that we will be dependent on the ability of Ranger LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement and that we expect to make payments under the Tax Receivable Agreement for more than 20 to 25 years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

How We Evaluate Our Operations, page 63  214

Rig Utilization, page 64

9.                                      We note that you identify rig utilization as an important indicator of your activity and profitability, and have disclosed the related percentages on page 58, indicating a decline in rig utilization, from 78% to 74%, comparing 2015 to 2016. However, you also disclose that rig hours increased substantially, from 22,780 hours to 68,804 hours comparing these same periods. Please expand your disclosure on page 64 to describe the events and other factors impacting the numerators and denominators utilized in calculating your rig utilization percentages. For example, identify any market factors that have impacted demand for your services, and change in rig availability.

RESPONSE:                            We have revised our disclosure on page 64 of Submission No. 2 to describe the events and other factors impacting the numerators and denominators utilized in calculating our rig utilization percentages. For example, we have identified on page 64 of Submission No. 2 certain market factors that have impacted demand for our services and changes in rig availability.

Liquidity and Capital Resources, page 69

Contractual and Commercial Commitments, page 72

10.                               We note you disclose you have acquired or will acquire an aggregate of 37 high-spec well service rigs during 2017 for an aggregate purchase price of approximately $42.1 million. We further note your references to remaining amounts payable of $42.1 million under multiple purchase agreements to acquire high-spec well service rigs, which purchase agreements include the NOV Purchase Agreement, in your use of proceeds. However, your well services equipment tabular disclosure at pages 86-87 reflects that in 2017 you only expect to add 29 high-spec rigs pursuant to the NOV Purchase Agreement. Please revise your disclosure to clarify the status of the additional 8 high-spec rigs, including whether they have been purchased and are included in the 65 currently held or to be acquired.

RESPONSE:                            We have revised page 73 of Submission No. 2 to clarify that, pursuant to the multiple purchase agreements that we have entered into during 2017, including the NOV Purchase Agreement, we have acquired eight rigs as of April 12, 2017, and that such rigs are included in our total current high-spec well rig count. Further, we have revised page 73 of Submission No. 2 to clarify that of the aggregate approximately $42.1 million of consideration for the aggregate of 37 high-spec well service rigs we have acquired or will acquire during 2017, approximately $1.5 million has been paid as of April 12, 2017, and the remaining $40.6 million will be due during the remainder of 2017 and in 2018.

Directors and Executive Officers, page 103

11.                               You state that Darron M. Anderson “consulted for various private equity funds” after leaving Express Energy Services and before joining you. Please disclose the name of any company owned or consulted for during this time period and tell us whether Mr. Anderson consulted for CSL or any affiliate of the company.

RESPONSE:                            We have revised page 104 of Submission No. 2 to disclose that Mr. Anderson consulted for Littlejohn & Co., LLC from April 2016 to February 2017, and for CSL during February 2017, during this time period.

12.                               Please clarify whether Dennis Douglass was employed by you or any affiliate of CSL following the acquisition of Magna.

RESPONSE:                            We have revised page 104 of Submission No. 2 to clarify that Mr. Douglas has been employed by us since March 2017. Additionally, we have revised page 104 of Submission No. 2 to clarify that Mr. Douglas has been employed by Ranger Services since October 2016, prior to which he served as the Chief Executive Officer of Magna from June 2012 to October 2016.

Executive Compensation, page 108

13.                               Please provide executive compensation disclosure for the fiscal year ended December 31, 2016.

RESPONSE:                            We acknowledge the Staff’s comment and advise the Staff that we will provide executive compensation disclosure for the fiscal year ended December 31, 2016 in a subsequent amendment to the Registration Statement.

Our History and Corporate Reorganization, page 109

14.                               Please expand your disclosures to describe the utility/purpose of the call right and the circumstances under which you would exercise this right to acquire units directly, rather than having Ranger LLC acquire the units when exchange rights are exercised. Also describe the circumstances that will determine whether you would utilize cash or issue Class A common shares as consideration for the units of Ranger LLC.

RESPONSE:                            We advise the Staff that, upon the exercise of the Redemption Right by a Ranger Unit Holder, the number of shares of Class A common stock or cash purchase price, as applicable, paid to such holder would be the same if Ranger LLC redeemed the relevant Ranger Units or if we exercised the Call Right to acquire the relevant Ranger Units directly.  The Call Right exists to provide administrative convenience and flexibility to us and Ranger LLC.  For example, if new shares of Class A common stock were being issued pursuant to the exercise of a Redemption Right, the Call Right allows for settlement via a direct transfer from us to the Ranger Unit Holder, obviating the need to transfer the shares of Class A common stock to Ranger LLC and then for Ranger LLC to transfer the same shares again to the Ranger Unit Holder.  We have revised the Registration Statement to indicate that the call right is “for administrative convenience.”  Please see pages 10, 111 and 113 of Submission No. 2.

With respect to the second portion of comment #14, we will determine whether to utilize cash or issue Class A common stock as consideration for Ranger Units based on facts in existence at the time of decision, which we expect would include trading prices for the Class A common stock at the time relative to the cash purchase price for the Ranger Units (which is based on a volume-weighted average price), and the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Ranger Units and alternative uses for such cash. By way of example, the cash election might be made in a situation in which we were already planning to undertake an offering or where the cash election could be funded through at-

the-market offerings, and therefore determined that an issuance of equity for cash to the public to provide proceeds to satisfy the cash purchase price would be preferable to a direct issuance of equity to a Ranger Unit Holder. Please see pages 10, 110, 111 and 113 of Submission No. 2.

15.                               Please expand your disclosure to clarify whether payments under the Tax Receivable Agreements are limited to periods subsequent to an exchange; also whether payments will include any consideration relative to the unit holders interest in Ranger LLC prior to an exchange, incremental to the tax assets that are expected to arise based on the value of cash paid or Class A common shares issued to acquire the units.

RESPONSE:                            We acknowledge the Staff’s comment and advise the Staff that payments under the Tax Receivable Agreement are generally limited to periods subsequent to an exchange. As set forth on pages 10 and 111 of Submission No. 2, payments will generally be made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after this offering from tax benefits covered by the Tax Receivable Agreement (provided that if we experience a change of control, we could be required to make an immediate lump-sum payment in advance of any actual cash tax savings).

As described on pages 10 and 111 of Submission No. 2, the tax benefits covered by our Tax Receivable Agreement are (i) certain increases in tax basis that occur as a result of Ranger Inc.’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of a TRA Holder’s Ranger Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right subsequent to this offering and (ii) imputed interest deemed to be paid by Ranger Inc. as a result of, and additional tax basis arising from, any payments Ranger Inc. makes under the Tax Receivable Agreement.  There will be no payment under this Tax Receivable Agreement relating to a Ranger Unit Holder’s interest in Ranger LLC prior to an acquisition of Ranger Units; all payments will relate to the increase in tax basis that is expected to arise as a result of the acquisition of Ranger Units, the amount of which will be based on the value of the cash paid or the shares of Class A common stock issued to acquire such Ranger Units.

Principal and Selling Shareholders, page 119

16.                               Please update your principal and selling shareholder table to include Bayou Well Holdings Company, LLC and any other greater than 5% shareholder. In this regard, we note you disclose at page 117 that you expect Bayou Well Holdings Company, LLC to be the beneficial owner of more than five percent of the combined voting power of your Class A and Class B common stock following the Corporate Reorganization.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that Bayou Well Holdings Company, LLC is not currently expected to be the beneficial owner of more than five percent of the combined voting power of our Class A and Class B common stock following the Corporate Reorganization. Accordingly, we have removed the specified disclosure from page 118 of the Registration Statement.

Unaudited Pro Forma Condensed Financial Statements, page F-2

Note 2 — Unaudited pro forma condensed balance sheet adjustments and assumptions, page F-6

17.                               We note your description of adjustment (b) indicates that you intend to combine adjustments for changing status to a taxable entity and those pertaining to tax assets and liabilities arising under your Tax Receivable Agreements. Please separately identify the amounts pertaining to each of these items and disclose the basis for computing the tax assets and liabilities under your Tax Receivable Agreements that you expect to record in connection with the offering.

Please reconfigure your computational approach as necessary to present adjustments that would comply with GAAP, and to remove disclosure indicating you would not adhere to GAAP in calculating these amounts. Please also disclose the accounting policies that you will apply under GAAP in recognizing tax assets and liabilities under your Tax Receivable Agreements when unit holders elect redemption, and in adjusting those accounts for subsequent changes in circumstances.

We understand from various disclosures that some unit holders may contribute their units in exchange for Class A shares in connection with the offering and others may elect redemption at the time of the offering. Please specify your expectations for each scenario, upon which the adjustments are based. If there is uncertainty regarding the number of units to be acquired, disclose the range of reasonably possible exchanges, and the accounting effects associated with each scenario, including the tax assets, valuation allowances and liabilities to be recorded in your financial statements.

RESPONSE:                            With respect to the first paragraph of comment #17, we advise the Staff that there are no separate adjustments to the unaudited pro forma condensed balance sheet pertaining solely to changing status to a taxable entity.  However, we have revised pages F-4 and F-6 of Submission No. 2 to identify that the adjustments pertaining to tax assets and liabilities arising under the Tax Receivable Agreement are in conjunction with changing status to a taxable entity. In addition, we have revised page F-6 of Submission No. 2 to disclose the basis for computing the tax assets and liabilities under our Tax Receivable Agreement that we expect to record in connection with the offering.

With respect to the second paragraph of comment #17, we advise the Staff that we have reconfigured our computational approach as necessary to present adjustments that would comply with GAAP, and have removed disclosure indicating we would not adhere to GAAP in calculating these amounts. In addition, we have revised pages 65, 73 and F-6 of Submission No. 2 to disclose the accounting policies that we will apply under GAAP in recognizing tax assets and liabilities under our Tax Receivable Agreement when Ranger Unit Holders elect redemption, and in adjusting those accounts for subsequent changes in circumstances.

With respect to the third paragraph of comment #17, we advise the Staff that, while we are engaged in ongoing discussions with the underwriters for the offering on the appropriate structure for the offering, we expect to disclose a fixed number of Ranger Units that will either be (i) contributed to us in exchange for an equal number of shares of Class A Common Stock to be sold in the offering or (ii) redeemed, or deemed to be redeemed, by us or Ranger LLC in connection with the recapitalization transactions that will occur in connection with the offering. We and the Existing Owners are still determining the proportion of primary and secondary offering proceeds that we expect to raise in the offering, and are therefore not able to provide any expectations at this time with respect to the split between contributions and redemptions, or deemed redemptions, that will ultimately be determined. We advise that, at the time of launch of an offering, the number of Ranger Units that will be contributed or redeemed, or deemed redeemed, would be fixed, subject to any increase or decrease in the number of securities offered as a result of the Existing Owners’ evaluation of the price per share to the public that is offered to them by the underwriters. We would not expect that the Existing Owners would, post launch of the offering, change the allocation of their respective Ranger Units to be contributed, on the one hand, or redeemed, or deemed redeemed, on the other. We undertake to provide the specific number of Ranger Units to be contributed or redeemed, or deemed redeemed, in a future amendment to the Registration Statement.

Note 3 — Unaudited pro forma condensed statements of operations adjustments and assumptions, page F-7

18.                               Please expand your disclosure pertaining to adjustment (i), to include the reasons for issuing the stock-based compensation and details regarding the number of instruments to be issued, valuation, and vesting provisions, to understand your computation of the amount. These details should clarify how the adjustment is factually supportable, directly attributable to the transaction, and expected to have a continuing impact.

RESPONSE:                            We acknowledge the Staff’s comment and advise the Staff that upon further review of the unaudited pro forma condensed statement of operations we have determined that adjustment (i) should be removed as it is not expected to have a continuing impact as required by Article 11 of Regulation S-X.  Accordingly, we have removed the prior adjustment (i) from pages F-5 and F-8 of Submission No. 2.

Exhibits

19.                               Please revise to include your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

RESPONSE:                            We have revised the Registration Statement to include our charter and bylaws as currently in effect.

*                                         *                                         *                                         *                                         *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas McWilliams or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2790.

Very truly yours,

RANGER ENERGY SERVICES, INC.

By:	/s/ Darron M. Anderson
Name:	Darron M. Anderson
Title:	President and Chief Executive Officer

Enclosures

cc:                                Douglas E. McWilliams

Julian J. Seiguer

Vinson & Elkins L.L.P.